SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

HYPERION SOLUTIONS CORPORATION
(Name of Subject Company)
HYPERION SOLUTIONS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
44914M104
(CUSIP Number of Class of Securities)
Godfrey Sullivan
President and Chief Executive Officer
Hyperion Solutions Corporation
5450 Great America Parkway
Santa Clara, California 95054
(408) 744-9500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Gregory C. Smith, Esq.	William M. Kelly, Esq.
Skadden Arps Slate Meagher & Flom LLP	Davis Polk & Wardwell
525 University Ave, Suite 1100	1600 El Camino Real
Palo Alto, CA 94301	Menlo Park, CA 94025
(650) 470-4500	(650) 752-2000
☑  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Charles Phillips President

Important Information THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF HYPERION'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE. Cautionary Statement Regarding Forward-Looking Statements This document contains certain forward-looking statements about Oracle and Hyperion. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Hyperion, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion.

Introduction to Oracle Welcome! We are the world's largest enterprise software vendor 68,000 employees with worldwide reach 275,000 global customers Operating in 145 Countries Accelerating segment growth #1 in Database #1 Fastest Growing Middleware #1 in Applications in North America #1 in SCM, CRM and HCM globally Leader in Retail, Communications, Banking and Financial Services, Public Sector, and Professional Services globally Creating the most comprehensive and complete BI product line

Oracle + Hyperion: Industry Changing Event Combination is an industry changing event Highly strategic acquisition for Oracle Best-in-class Hyperion performance management and business intelligence Best-in-class Oracle analytics, CRM, ERP, vertical applications, middleware, and database Together: Driving the evolution of performance management and business intelligence Oracle commitment to Hyperion product strategy Accelerate customer adoption of Hyperion products Hyperion employees are integral to our BI strategy Hyperion employees will continue to lead and grow the business Combination is about expansion, not overlap

Strategic Importance to Oracle Performance Management is a rapidly growing software segment Estimated to reach $7.0 billion in 2009; 11%+ CAGR growth Top priority for executives and Boards of Directors Financial planning extending to full enterprise business planning Drives additional value from enterprise software deployments Complements Oracle's existing product strengths Extends Oracle's position in business intelligence Adds leading open enterprise planning system Adds high-growth, leading financial consolidation products Adds powerful multi-source OLAP server Extends Oracle's global distribution channels with domain expertise Why now? Performance management & business intelligence increasingly used together First integrated, end-to-end Enterprise Performance Management System: planning, consolidation, operational analytic applications, BI tools, reporting, data integration Together offer industry's most complete and best product line Differentiates Oracle from other Business Intelligence vendors

Why Hyperion? Category leader in Performance Management Software Rated as a Leader in Corporate Performance Management and Business Intelligence Platforms Leader in OLAP, Planning, and Financial Consolidation Successfully implemented at over 12,000 global customers Strong reputation and established relationships with CFO office Strong domain expertise in financial and performance management Helps Oracle sell complementary products into the CFO office Strengthens Oracle's expansion into SAP base Most complementary product suite Thousands of Hyperion customers already use Oracle Applications Enables rapid integration of product suites Experienced global organization Highly skilled and experienced product development team Global sales expertise, strong services and support capability Excellent support and adoption by global system integrators Oracle and Hyperion are already partners Hyperion is a member of Oracle PartnerNetwork (OPN) Hyperion is an Oracle customer - runs on E-Business Suite and Siebel CRM

Oracle-Hyperion Integration Plan Overall plan is to retain the Hyperion business momentum Combination provides Hyperion employees with significant opportunities given the absence of product overlap Expect to retain vast majority of employees at their current positions Grow Hyperion development Product releases will continue as planned, with acceleration Grow Hyperion customer support Continuity of customer support, while accessing Oracle global support infrastructure Grow Hyperion sales and consulting Represent centerpiece of our BI go-to-market strategy Leverage domain expertise in marketing Support existing partner relationships Ensure continuity of G&A organizations Many available positions within Oracle due to our rapid expansion Hiring freeze at Oracle in anticipation of this acquisition

Next Steps Thursday, March 1 Announce merger agreement Week of March 5 Oracle and Hyperion working groups start integration planning April 2007 Expected transaction close, subject to regulatory and other approvals More information can be found at Hyperion.com/oracle In the meantime, goal is Business as Usual
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Shareholders of Hyperion are strongly encouraged to read the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Hyperion when it becomes available because it will contain important information about the tender offer. Investors may obtain the Solicitation/Recommendation Statement on Schedule 14D-9, and any other documents filed with the SEC for free at the SEC’s website, www.sec.gov. Materials filed by Hyperion may be obtained for free at Hyperion’s website, www.hyperion.com.